Exhibit 99.1

FENNEC PHARMACEUTICALS REPORTS FULL YEAR AND FOURTH QUARTER 2022 FINANCIAL RESULTS

~ U.S. Commercial Team in Place with PEDMARK® Launch Off to Solid Start Following FDA Approval of PEDMARK® in September 2022 ~

~ Company Has Approximately $23.8 Million in Cash ~

Research Triangle Park, NC, March 30, 2023 – Fennec Pharmaceuticals Inc. (NASDAQ:FENC; TSX: FRX), a specialty pharmaceutical company, today reported its financial results for the fiscal year ended December 31, 2022 and provided a business update.

“It was an outstanding year for Fennec as we achieved FDA approval of PEDMARK® in the fourth quarter and evolved into a commercial-stage pharmaceutical company. For 2023, we are focused on building upon our early commercial launch momentum by continuing to execute on our strategic plans, expand our prescriber base, and increase the utilization of PEDMARK®,” said Rosty Raykov, chief executive officer of Fennec Pharmaceuticals.  “We are very proud of Fennec’s patient-centric approach and the performance across the entire organization, and we continue to be motivated by the positive responses that we are receiving from the pediatric cancer patient community, healthcare providers and payors. Fennec remains dedicated to growing its revenues both in the U.S. and worldwide as we seek to expand PEDMARK’s presence and availability to patients globally.”

Recent Developments and Highlights:

●	Received U.S. Food and Drug Administration (FDA) approval of the PEDMARK® New Drug Application (NDA) on September 20, 2022. PEDMARK® is the first and only FDA-approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients one month of age and older with localized, non-metastatic solid tumors.

●	Initiated U.S. commercial launch of PEDMARK® on October 17, 2022. The Fennec HEARS™ program offers comprehensive patient services, including access to care coordinators, financial and prescription drug support.

●	The National Comprehensive Cancer Network® (NCCN) updated its clinical practice guidelines for Adolescent and Young Adult (AYA) Oncology to include PEDMARK® (sodium thiosulfate injection) in January 2023.

●	The FDA granted Orphan Drug Exclusivity to PEDMARK® (sodium thiosulfate injection) in January 2023. The FDA’s Orphan Drug Designation program is designed to advance the development of drugs that treat a condition affecting 200,000 or fewer U.S. patients annually. The seven-year market exclusivity for PEDMARK® began on September 20, 2022, the date of its FDA approval, and continues until September 20, 2029. Additionally, in the approved prescribing label, the FDA has explicitly directed that PEDMARK® is not substitutable with other sodium thiosulfate products.[1]

Financial Results for the Fourth Quarter and Fiscal Year Ended December 31, 2022

●	Cash Position – There was a $2.7 million increase in cash and cash equivalents between December 31, 2022 and December 31, 2021. The net increase was the result of cash operating expenses, offset by the net $20.0 million received from the Petrichor note and $0.9 million received from the exercise of 273,000 options. During the period ended December 31, 2022, cash for operations was used mainly on the pre-commercialization activities of PEDMARK® prior to FDA approval and then commercialization activities post NDA approval.

●	Commercial launch of PEDMARK® commenced in October 2022. The company recorded net product sales of $1.54 million in fiscal 2022. The Company recorded discounts and allowances against sales in the amount of $0.2 million and cost of products sold of $0.1 million. The Company had gross profit of $1.4 million for fiscal year ended 2022. In fiscal 2021, the Company had no revenues.

●	Research and Development (R&D) Expenses – R&D expense decreased by $1.5 million in fiscal 2022 as compared to fiscal 2021. The Company reduced research and development costs when it received FDA approval of PEDMARK®. The majority of traditional research and development expenses associated with PEDMARK® are now recorded as general and administrative expenses or capitalized into inventory and eventually recorded to costs of product sales.

●	Selling and Marketing (S&M) Expenses – The Company began recording selling and marketing expenses when it expanded its payroll to include an internal salesforce. Selling and marketing expenses include distribution costs, logistics, shipping and insurance, advertising, wages commissions and out-of-pocket expenses. The Company recorded $2.8 million in selling and marketing expenses in fiscal 2022.

●	General and Administrative (G&A) Expenses – There was a $5.5 million increase in general and administrative expenses in fiscal 2022 compared to fiscal 2021. Payroll and benefits related expenses rose by $4.0 million in fiscal 2022 compared to fiscal 2021 as our headcount increased from 10 to 36 over the course of fiscal 2022. There was an increase in legal costs of $1.4 million in fiscal 2022 over fiscal 2021. This net increase is comprised of an increase in $0.2 million in class action suit defense, a decrease in general legal expense of $0.2 million and an increase of $1.4 million in intellectual property litigation. Pre-commercialization activities rose by $0.2 million in fiscal 2022 over fiscal 2021. Non-cash expenses associated with equity remuneration increased by $0.2 million.

●	Net Loss - Net losses for the fourth quarter and year ended December 31, 2022 of $6.9 million ($0.26 per share) and $23.8 million ($0.90 per share), respectively, compared to $4.4 million ($0.18 per share) and $17.3 million ($0.67 per share), respectively, for the same periods in 2021.

●	Financial Guidance – The Company believes its cash and cash equivalents on hand as of December 31, 2022 will be sufficient to fund the Company's planned commercial activities for 2023.

Financial Update

The selected financial data presented below is derived from our audited, condensed consolidated financial statements, which were prepared in accordance with U.S. generally accepted accounting principles. The complete audited, condensed consolidated financial statements for the period ended December 31, 2022, and management's discussion and analysis of financial condition and results of operations, will be available via www.sec.gov and www.sedar.com. All values are presented in thousands unless otherwise noted.

Audited Consolidated

Statements of Operations:

(U.S. Dollars in thousands except per share amounts)

	Three Months Ended		Twelve Months Ended
	December 31,	December 31,	December 31,	December 31,
	2022	2021	2022	2021

Revenue
PEDMARK product sales, net	$1,535	$—	$1,535	$—
Cost of products sold	(86)	—	(86)	—
Gross profit	1,449	—	1,449	—

Operating expenses:
Research and development	117	523	3,531	4,981
Selling and marketing	2,785	—	2,785	—
General and administrative	4,682	3,684	17,722	12,242

Total operating expenses	7,584	4,207	24,038	17,223
Loss from operations	(6,135)	(4,207)	(22,589)	(17,223)

Other (expense)/income
Unrealized foreign exchange loss	(58)	(162)	(9)	(10)
Amortization expense	(70)	(8)	(149)	(16)
Unrealized (loss) on securities	(3)	(1)	(184)	(25)
Interest income	153	13	195	54
Interest expense	(744)	(62)	(978)	(126)
Total other (expense)/income	(722)	(220)	(1,125)	(123)

Net loss	$(6,857)	$(4,427)	$(23,714)	$(17,346)

Basic net loss per common share	$(0.26)	$(0.18)	$(0.90)	$(0.67)
Diluted net loss per common share	$(0.26)	$(0.18)	$(0.90)	$(0.67)
Weighted-average number of common shares outstanding basic	26,275	26,011	26,113	26,006
Weighted-average number of common shares outstanding diluted	26,275	26,011	26,113	26,006

Audited Consolidated Balance Sheets:

(U.S. Dollars in thousands)

	December 31,	December 31,
	2022	2021

Assets

Current assets
Cash and cash equivalents	$23,774	$21,100
Accounts receivable, net	1,545	—
Prepaid expenses	770	1,034
Inventory	576	—
Other current assets	63	253
Total current assets	26,728	22,387

Non-current assets
Deferred issuance cost, net amortization	211	27
Total non-current assets	211	27
Total assets	$26,939	$22,414

Liabilities and shareholders’ (deficit) equity

Current liabilities:
Accounts payable	$2,390	$777
Accrued liabilities	2,219	877
Total current liabilities	4,609	1,654

Long term liabilities
Term loan	25,000	5,000
PIK interest	260	—
Debt discount	(361)	(12)
Total long term liabilities	24,899	4,988
Total liabilities	29,508	6,642

Commitments and Contingencies

Shareholders’(deficit) equity:
Common stock, no par value; unlimited shares authorized; 26,361 shares issued and outstanding (2021 ‑26,014)	142,591	140,801
Additional paid-in capital	56,797	53,214
Accumulated deficit	(203,200)	(179,486)
Accumulated other comprehensive income	1,243	1,243
Total shareholders’ (deficit) equity	(2,569)	15,772
Total liabilities and shareholders’ (deficit) equity	$26,939	$22,414

Working capital	Fiscal Year Ended
Selected Asset and Liability Data:	December 31, 2022	December 31, 2021
(U.S. Dollars in thousands)
Cash and equivalents	$23,774	$21,100
Other current assets	2,954	1,287
Current liabilities	(4,608)	(1,654)
Working capital	$22,120	$20,733

Selected Equity:
Common stock and additional paid in capital	199,388	194,015
Accumulated deficit	(203,200)	(179,486)
Shareholders’ equity	(2,569)	15,772

About Cisplatin-Induced Ototoxicity

Cisplatin and other platinum compounds are essential chemotherapeutic agents for the treatment of many pediatric malignancies. Unfortunately, platinum-based therapies can cause ototoxicity, or hearing loss, which is permanent, irreversible, and particularly harmful to the survivors of pediatric cancer.i

The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids or cochlear implants, which can be helpful for some, but do not reverse the hearing loss and can be costly over time.ii Infants and young children that are affected by ototoxicity at critical stages of development lack speech and language development and literacy, and older children and adolescents often lack social-emotional development and educational achievement.iii

PEDMARK® (sodium thiosulfate injection)

PEDMARK® is the first and only U.S. Food and Drug Administration (FDA) approved therapy indicated to reduce the risk of ototoxicity associated with cisplatin treatment in pediatric patients with localized, non-metastatic, solid tumors. It is a unique formulation of sodium thiosulfate in single-dose, ready-to-use vials for intravenous use in pediatric patients.7 PEDMARK is also the only therapeutic agent with proven efficacy and safety data with an established dosing paradigm, across two open-label, randomized Phase 3 clinical studies, the Clinical Oncology Group (COG) Protocol ACCL0431 and SIOPEL 6.

In the U.S. and Europe, it is estimated that, annually, more than 10,000 children may receive platinum-based chemotherapy. The incidence of ototoxicity depends upon the dose and duration of chemotherapy, and many of these children require lifelong hearing aids. There is currently no established preventive agent for this hearing loss and only expensive, technically difficult, and sub-optimal cochlear (inner ear) implants have been shown to provide some benefit. Infants and young children that suffer ototoxicity at critical stages of development lack speech language development and literacy, and older children and adolescents lack social-emotional development and educational achievement.

PEDMARK has been studied by co-operative groups in two Phase 3 clinical studies of survival and reduction of ototoxicity, COG ACCL0431 and SIOPEL 6. Both studies have been completed. The COG ACCL0431 protocol enrolled childhood cancers typically treated with intensive cisplatin therapy for localized and disseminated disease, including newly diagnosed hepatoblastoma, germ cell tumor, osteosarcoma, neuroblastoma, medulloblastoma, and other solid tumors. SIOPEL 6 enrolled only hepatoblastoma patients with localized tumors.

Indications and Usage

PEDMARK® (sodium thiosulfate injection) is indicated to reduce the risk of ototoxicity associated with cisplatin in pediatric patients 1 month of age and older with localized, non-metastatic solid tumors.

Limitations of Use

The safety and efficacy of PEDMARK have not been established when administered following cisplatin infusions longer than 6 hours. PEDMARK may not reduce the risk of ototoxicity when administered following longer cisplatin infusions, because irreversible ototoxicity may have already occurred.

Important Safety Information

PEDMARK is contraindicated in patients with history of a severe hypersensitivity to sodium thiosulfate or any of its components.

Hypersensitivity reactions occurred in 8% to 13% of patients in clinical trials. Monitor patients for hypersensitivity reactions. Immediately discontinue PEDMARK and institute appropriate care if a hypersensitivity reaction occurs. Administer antihistamines or glucocorticoids (if appropriate) before each subsequent administration of PEDMARK. PEDMARK may contain sodium sulfite; patients with sulfite sensitivity may have hypersensitivity reactions, including anaphylactic symptoms and life-threatening or severe asthma episodes. Sulfite sensitivity is seen more frequently in people with asthma.

PEDMARK is not indicated for use in pediatric patients less than 1 month of age due to the increased risk of hypernatremia or in pediatric patients with metastatic cancers.

Hypernatremia occurred in 12% to 26% of patients in clinical trials, including a single Grade 3 case. Hypokalemia occurred in 15% to 27% of patients in clinical trials, with Grade 3 or 4 occurring in 9% to 27% of patients. Monitor serum sodium and potassium levels at baseline and as clinically indicated. Withhold PEDMARK in patients with baseline serum sodium greater than 145 mmol/L.

Monitor for signs and symptoms of hypernatremia and hypokalemia more closely if the glomerular filtration rate (GFR) falls below 60 mL/min/1.73m2.

Administer antiemetics prior to each PEDMARK administration. Provide additional antiemetics and supportive care as appropriate.

The most common adverse reactions (≥25% with difference between arms of >5% compared to cisplatin alone) in SIOPEL 6 were vomiting, nausea, decreased hemoglobin, and hypernatremia. The most common adverse reaction (≥25% with difference between arms of >5% compared to cisplatin alone) in COG ACCL0431 was hypokalemia.

Please see full Prescribing Information for PEDMARK® at: www.PEDMARK.com.

About Fennec Pharmaceuticals

Fennec Pharmaceuticals Inc. is a specialty pharmaceutical company focused on the development and commercialization of PEDMARK® to reduce the risk of platinum-induced ototoxicity in pediatric patients. Further, PEDMARK received FDA approval in September 2022 and has received Orphan Drug Exclusivity in the U.S. Fennec has a license agreement with Oregon Health and Science University (OHSU) for exclusive worldwide license rights to intellectual property directed to sodium thiosulfate and its use for chemoprotection, including the reduction of risk of ototoxicity induced by platinum chemotherapy, in humans. For more information, please visit www.fennecpharma.com.

Forward Looking Statements

Except for historical information described in this press release, all other statements are forward-looking. Words such as “believe,” “anticipate,” “plan,” “expect,” “estimate,” “intend,” “may,” “will,” or the negative of those terms, and similar expressions, are intended to identify forward-looking statements. These forward-looking statements include statements about our business strategy, timeline and other goals, plans and prospects, including our commercialization plans respecting PEDMARK®, the market opportunity for and market impact of PEDMARK®, its potential impact on patients and anticipated benefits associated with its use, and potential access to further funding after the date of this release. Forward-looking statements are subject to certain risks and uncertainties inherent in the Company’s business that could cause actual results to vary, including the risks and uncertainties that regulatory and guideline developments may change, scientific data and/or manufacturing capabilities may not be sufficient to meet regulatory standards or receipt of required regulatory clearances or approvals, clinical results may not be replicated in actual patient settings, unforeseen global instability, including political instability, or instability from an outbreak of pandemic or contagious disease, such as the novel coronavirus (COVID-19), or surrounding the duration and severity of an outbreak, protection offered by the Company’s patents and patent applications may be challenged, invalidated or circumvented by its competitors, the available market for the Company’s products will not be as large as expected, the Company’s products will not be able to penetrate one or more targeted markets, revenues will not be sufficient to fund further development and clinical studies, our ability to obtain necessary capital when needed on acceptable terms or at all, the Company may not meet its future capital requirements in different countries and municipalities, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission including its Annual Report on Form 10-K for the year ended December 31, 2022. Fennec disclaims any obligation to update these forward-looking statements except as required by law.

For a more detailed discussion of related risk factors, please refer to our public filings available at www.sec.gov and www.sedar.com.

PEDMARK® and Fennec® are registered trademarks of Fennec Pharmaceuticals Inc.

©2023 Fennec Pharmaceuticals Inc. All rights reserved. FEN-1604-v1

For further information, please contact:

Investors:
Robert Andrade
Chief Financial Officer

Fennec Pharmaceuticals Inc.
+1 919-246-5299

Corporate and Media:
Lindsay Rocco

Elixir Health Public Relations
+1 862-596-1304
lrocco@elixirhealthpr.com

i Rybak L. Mechanisms of Cisplatin Ototoxicity and Progress in Otoprotection. Current Opinion in Otolaryngology & Head and Neck Surgery. 2007, Vol. 15: 364-369.

ii Landier W. Ototoxicity and Cancer Therapy. Cancer. June 2016 Vol. 122, No.11: 1647-1658.

iii Bass JK, Knight KR, Yock TI, et al. Evaluation and Management of Hearing Loss in Survivors of Childhood and Adolescent Cancers: A Report from the Children's Oncology Group. Pediatric Blood & Cancer. 2016 Jul;63(7):1152-1162.